UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On September 28, 2026, Ascentage Pharma Group International (“Ascentage Pharma” or the “Company”) posted two announcements on the Hong Kong Stock Exchange entitled, “PURCHASE OF SHARES BY THE TRUSTEE FOR THE PURPOSE OF THE 2022 RSU SCHEME” and “ACQUISITION OF SHARES BY THE CHAIRMAN AND EXECUTIVE DIRECTOR A copy of the announcements are furnished as Exhibits 99.1 and 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	RSU Purchase Announcement dated September 28, 2026
99.2	Chairman Purchase Announcement dated September 28, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: September 28, 2026	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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